                                                                    Exhibit 23.1


The Board of Directors and Shareholders
Ryder TRS, Inc.:


We consent to the use of our reports dated September 23, 1996 and December 20, 1996 included herein. This consent should not be regarded as in any way updating the aforementioned reports or representing that we performed any procedures subsequent to the dates of such reports.



                                  KPMG Peat Marwick LLP


Miami, Florida
March 30, 1996